

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 18, 2014

Via E-mail
Erik YK Wong
Chief Executive Officer
CenturyTouch Ltd, Inc.
Stanton House
31 Westgate
Grantham NG31 6LX

> **Re: CenturyTouch Ltd, Inc.**
> **Amendment No. 5 to Registration Statement on Form S-11**
> **Filed March 31, 2014**
> **File No. 333-185670**

Dear Mr. Wong:

    We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Please tell us when you will file your Form 10-Q for the period ended December 31, 2013.

2.   We note your response to our prior comment 1 and cannot locate the amended K's and Q's mentioned within your response. Please tell us when you will file the amended information.

3.   We note your response to our prior comment 1. When the amended K's and Q's are filed, please indicate that your internal control over financial reporting was not effective, as opposed to not adequate, as you have stated in your response.

4.   We note your response to our prior comment 1 and it does not appear that you have addressed the comment in its entirety; as such, it will be partially reissued. We note your conclusion that disclosure controls and procedures were effective in the 2012 and 2013 Form 10-K's and the quarterly reports filed for the 2013 fiscal year and for the period ended September 30, 2013. Please tell us how you considered the delinquency of these filings and the restatement of your 2012 results as it relates to this conclusion.

5.   We note your response to comment 2. Please explain specifically how you will notify shareholders of their underwriter status and the requirement to sell at a fixed price.

6.   Please note that in our letter dated January 18, 2013, we asked how you satisfied the disclosure requirements included in Item 2.01(f) of Form 8-K as you were previously a blank check company. You subsequently responded on November 5, 2013 that you would file all missing 34 Act filings. It is still unclear at this date how you have satisfied the disclosure requirements of Item 2.01(f). Please advise. Also, please provide us with the documents that evidence the acquisitions of your properties and their accompanying debt.

Management's Discussion and Analysis of Financial Condition, page 20

Liquidity and Capital Resources, page 23

7.   We note your response to our prior comment 3. The statement referenced as being removed within your response still appears on page 23. Please revise or advise.

8.   We note your response to our prior comment 4 and that a discussion of Liquidity and Capital Resources appears on page 22 and again on page 23. Please revise to present only one discussion of Liquidity and Capital Resources.

9.   We note your response to our prior comment 4 and that you continue to disclose that you anticipate the commencement of generating a profit in the next twelve months, of which no assurance can be provided on page 5. Tell us how this disclosure is consistent with the revised disclosure on page 23 that suggests the company will operate in a net loss position over the next 12 months. Alternatively, please remove this statement from page 5.

10.   It appears you have provided projections of revenues and expenses. Please tell us how your disclosure complies with Item 10(b) of Regulation S-K. Alternatively, you may remove these projections.

Interest of Named Experts and Counsel, page 35

11.   We note your response to our prior comment 5. On page 35 of your filing, you continue to disclose that Lee's letter is dated February 19, 2013. It appears this letter is dated August 6, 2013. Please revise page 35 or advise.

Financial Statements

12.   We note your response to our prior comment 6. A Form 8-K referencing your change in year-end does not appear to have been filed. Please tell us when you will file the required information.

13.   We have reviewed your response to our prior comment 7. Please advise how you were able to conclude that the prior owner occupied all the units in the multiple unit properties.

14.   We have reviewed your response to our prior comment 7. ASC 805-20-50-1(c) requires disclosure of the recognized amounts of identifiable assets acquired and liabilities assumed at their respective fair values in a business combination. Please include the required disclosure in your amended filing or clarify why this disclosure requirement is not applicable to your real estate acquisitions.

Exhibit 23.1

15.   In your amended filing, please include a consent from your auditor referencing the appropriate filing (i.e. Amendment 5).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Shannon Sobotka, Staff Accountant, at (202) 551-3856 or Jennifer Monick, Staff Accountant, at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Jillian Ivey Sidoti, Esq